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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer takes to the Paris Air Show the multi-mission airlift KC-390 which will be delivered to the Brazilian Air Force soon

São Paulo, Brazil, June 12, 2019 - Embraer will take to the 53rd edition of Paris Air Show International, in France, the first KC-390 multi-mission airlift configured to operate with the Brazilian Air Force (FAB). The aircraft, number 004, will be in the static area from June 17 to 23 at the Le Bourget airport. Also the KC-390 will perform flight demonstrations on the first two days of the show. In agreement with the FAB, the airplane will return to Brazil right after the air show when it begins the acceptance and delivery process.

“The assembly of the first aircraft to be delivered to the FAB marks a major change in Embraer's dynamics in this market,” said Jackson Schneider, President and CEO of Embraer Defense & Security. “The KC-390 is a multi-mission aircraft that has attracted great interest internationally and the Paris Air Show is the perfect occasion to showcase the aircraft in the configuration that will be operated by the FAB, proving its superior flexibility, performance and productivity.”

“The expectation for its entry into service is huge, considering the aircraft is a milestone in military aviation, where its innovativeness will bring improvements in the execution of multiple missions, contributing greatly to the fulfillment of FAB’s mission to control, defend and integrate our nation”, concluded Lieutenant-Brigadier Antonio Carlos Moretti Bermudez, Brazilian Air Force Commander.

The KC-390 program has already reached important milestones, such as Brazil's Civil Aviation Agency's (ANAC) Type Certificate and the production of the first series aircraft that performed its first flight in October 2018. To date, the flight test campaign has surpassed 2,200 flight hours.

Embraer's KC-390 is a tactical transport aircraft, designed to set new standards in its class while delivering the lowest life-cycle cost on the market. It can carry out various missions, such as transport and launching of loads and troops, in-flight refueling, search and rescue and firefighting.

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About Embraer

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer